SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35816

Deregistration under Section 8(f) of the Investment Company Act of 1940

November 28, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of November 2025. A copy of each application may be
obtained via the Commission's website by searching for the applicable file number listed below,
or for an applicant using the Company name search field, on the SEC's EDGAR system. The
SEC's EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's
Office of Investor Education and Advocacy at (202) 551-8090. An order granting each
application will be issued unless the SEC orders a hearing. Interested persons may request a
hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and
serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed
for the relevant applicant below, or personally or by mail, if a physical address is listed for the
relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on
December 23, 2025, and should be accompanied by proof of service on applicants, in the form of
an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing
requests should state the nature of the writer's interest, any facts bearing upon the desirability of
a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AB Global Real Estate Investment Fund [File No. 811-07707]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 30, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $14,914 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 24, 2025.

Applicant's Address: 66 Hudson Boulevard East, 26th Floor, New York, New York 10001

BIF Multi State Municipal Series Trust [File No. 811-05011]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 20, 2012, December 19, 2014, and July 6, 2016, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $50,595 incurred in connection with the liquidation were paid by the applicant's investment adviser and its affiliates.

Filing Date: The application was filed on October 16, 2025.

Applicant's Address: BIF Multi State Municipal Series Trust, 100 Bellevue Parkway, Wilmington, Delaware 19809

BNY Mellon Municipal Income, Inc. [File No. 811-05652]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BNY Mellon AMT-Free Municipal Bond Fund, a series of BNY Mellon Municipal Funds, Inc., and on June 16, 2025, made a final distribution to its shareholders based on net asset value. Expenses of $400,000 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on October 10, 2025.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

General New York Municipal Money Market Fund [File No. 811-04870]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $3,522.24 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 1, 2025.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street. New York, New York 10286

Putnam Arizona Tax Exempt Income Fund [File No. 811-06258]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Tax Exempt Income Fund, and on July 24, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $371,762 incurred in connection with the reorganization were paid by the fund's investment adviser, acquired fund, and acquiring fund.

Filing Date: The application was filed on October 2, 2025.

Applicant's Address: 100 Federal Street, Boston, Massachusetts 02110

Virtus Convertible & Income 2024 Target Term Fund [File No. 811-23241]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 4, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $35,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 16, 2025.

Applicant's Address: 101 Munson Street, Suite 104, Greenfield, Massachusetts 01301-9686

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Stephanie Fouse,

Assistant Secretary.